UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlas Air Worldwide Holdings Inc.

File No. 1-16545 - CF#21603

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Atlas Air Worldwide Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2008.

Based on representations by Atlas Air Worldwide Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period(s) specified:

Exhibit 10.16.2   until April 14, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Special Counsel